UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41482

JEFFS’ BRANDS LTD

(Translation of Registrant’s Name into English)

7 Mezada St.,

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Registered Direct Offering

On May 28, 2025, Jeffs’ Brands Ltd, or the Company, entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with an institutional investor, or the Purchaser, pursuant to which the Company agreed to issue and sell to the Purchaser in a registered direct offering, or the Offering, (i) 662,500 ordinary shares, no par value, or the Ordinary Shares, at an offering price of $0.30 per Ordinary Share and (ii) pre-funded warrants to acquire up to 1,276,007 Ordinary Shares, or the Pre-Funded Warrants, at an offering price of $0.2999 per Pre-Funded Warrant. The Pre-Funded Warrants are exercisable immediately upon issuance, at an exercise price of $0.0001 per Ordinary Share and do not expire until they are exercised in full, subject to the limitation that exercise may not result in the Purchaser’s beneficial ownership exceeding 14.99% of the Company’s outstanding Ordinary Shares. The Offering closed on May 28, 2025. The Company raised aggregate gross proceeds of approximately $581 thousand from the Offering and intends to use the net proceeds from the Offering for working capital and general corporate purposes, as well as for potential acquisitions.

The Ordinary Shares and Pre-Funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283904), previously filed and declared effective by the Securities and Exchange Commission, or the SEC, on January 3, 2025, the base prospectus filed as part of such registration statement, and the prospectus supplement dated May 28, 2025, or the Prospectus Supplement.

Vik Hakmon, the Company’s chief executive officer and a director, may be deemed to have a personal interest in the Offering by virtue of being a family member of the controlling shareholder of L.I.A. Pure Capital Ltd., the Purchaser, and as such the Offering was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The foregoing summaries of the Securities Purchase Agreement and the Pre-Funded Warrant do not purport to be complete and are subject to, and qualified in their entirety by, such documents, filed as Exhibit 10.1 and Exhibit 4.1, respectively, hereto and incorporate by referenced herein. A copy of the press release related to the Offering entitled “Jeffs’ Brands Announces Pricing of approx. $581 Thousand Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by referenced herein. A copy of the opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the Ordinary Shares, the Pre-Funded Warrants and Ordinary Shares underlying the Pre-Funded Warrants is filed as Exhibit 5.1 hereto. The consent of Meitar | Law Offices, included in Exhibit 5.1, is furnished as Exhibit 23.1 hereto.

Adjustments to Certain Outstanding Warrants

In connection with the Offering and pursuant to Section 2(a) of the Series A Warrants dated January 29, 2024, or the Series A Warrants to purchase Ordinary Shares, and Section 2(a) of the warrant to purchase Ordinary Shares, issued in connection with convertible promissory note, dated January 16, 2025, or the Note Warrant, effective as of May 28, 2025, the exercise price per each whole Ordinary Share issuable upon exercise of the outstanding Series A Warrants and the Note Warrant was adjusted to $0.30 (subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Series A Warrants or the Note Warrant.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report of Private Foreign Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when discussing the expected use of the gross proceeds from the Offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2025 and the Prospectus Supplement. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Meitar | Law Offices
10.1	Form of Securities Purchase Agreement
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)
99.1	Press Release issued by Jeffs’ Brands Ltd dated May 28, 2025, titled “Jeffs’ Brands Announces Pricing of approx. $581 Thousand Registered Direct Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: May 29, 2025	By:	/s/ Ronen Zalayet
	Name:	Ronen Zalayet
	Title:	Chief Financial Officer

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